Exhibit 21.1

LIST OF SUBSIDIARIES

Duratech Group Inc., an Alberta, Canada corporation (which does not do business under any other name)

UpSnap USA Inc., a Nevada corporation (which does not do business under any other name)

P&R Gateway Developments Inc. (50%), an Alberta, Canada corporation (which does not do business under any other name)

1371009 Alberta Ltd. (50%), an Alberta, Canada corporation (which does not do business under any other name)